UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Appointment of New Chief Executive Officer; Compensation Terms

On December 17, 2019, Stratasys Ltd. (“Stratasys” or the “Company”) announced the hiring of a new chief executive officer, Yoav Zeif, effective as of February 18, 2020. Elchanan Jaglom, who has been serving as interim chief executive officer, will remain in his role as Chairman of the Board following Mr. Zeif’s appointment.

Mr. Zeif brings broad, global experience to the Company. For a description of Mr. Zeif’s professional background, please see the Company’s press release announcing Mr. Zeif’s appointment, which is furnished as Exhibit 99.1 hereto.

In conjunction with his appointment as Stratasys’ chief executive officer, Mr. Zeif has entered into a binding employment offer letter with Stratasys that details the terms of his service. Under the employment letter, Mr. Zeif will serve as Stratasys’ full-time CEO for an indefinite period (subject to the termination provisions referenced further below) and receive, in respect thereof, a monthly salary of 175,000 New Israeli Shekels (“NIS”) (approximately $50,140, based on the current NIS-dollar exchange ratio). Mr. Zeif may be entitled to an annual cash bonus within a range of 50% to 150% of his annual base salary, as to be determined by the Company’s board of directors (following requisite approval from the compensation committee thereof) based on achievement of Company-related goals (and subject to the achievement of threshold level goals for the receipt of a minimum bonus).

In addition to cash compensation, Mr. Zeif will receive annual grants of restricted share units (“RSUs”). For his first year of employment, he will receive RSUs that are equal in value to $1.2 million or $800,000, depending on whether the average closing Stratasys share price for the 30-day period prior to the announcement of his hiring (the “Pre-Announcement Price”) is $20 or above, or below $20, respectively. In the latter case, the number of RSUs to be granted to Mr. Zeif will be capped at 55,000. In subsequent years as well, Mr. Zeif will be entitled to grants of RSUs equal in value to $1.2 million or $800,000, depending on whether the average closing Stratasys share price for the 30-day period prior to the grant date is $20 or above, or below $20, respectively, and in the latter case, the number of RSUs to be granted to Mr. Zeif will be capped at 55,000. Two-thirds of the RSUs that are granted for any such year (whether initial or subsequent) will be subject to a four-year vesting schedule (commencing on the one-year anniversary of the relevant grant date, followed by 12 equal quarterly vesting periods thereafter). The vesting of the remaining one-third of the RSUs granted in any such year will be conditioned on the satisfaction of performance-based metrics that will be determined by the Stratasys board of directors and that will cover not more than four calendar years.

Besides annual equity compensation, Mr. Zeif will receive, within the first 14 days of his employment, a one-time, special upside grant of options to purchase 300,000 ordinary shares, with an exercise price that will equal the average of Stratasys’ closing share price for the 30 days following his commencement of employment. These special upside options will vest and become exercisable in two groups of 150,000 options each, in accordance with the schedule described in the following sentence, if the average closing Stratasys share price reaches two respective levels— $10 or $20 above the Pre-Announcement Price— for a consecutive six-month period following the commencement of Mr. Zeif’s employment. If and when the relevant closing price level is met for the requisite consecutive six-month period, the relevant 150,000 options will vest in equal installments of 18,750 each over the next eight consecutive quarters, assuming continued employment. Any options granted pursuant to the special upside grant that are not yet vested will be subject to accelerated vesting in the event that Mr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction for which the value of the Company (or its assets, if applicable) reflected in the transaction as of its closing date exceeds the respective price level that initially triggers vesting.

Under the employment offer letter, Mr. Zeif is entitled to customary additional benefits, including a pension arrangement, disability insurance and severance pay contributions by the Company, study fund contributions by the Company, use of a car, annual vacation, sick leave and reimbursement for business-related, reasonably-necessary travel, lodging and related expenses. In the event of termination of Mr. Zeif’s employment by the Company (other than for cause, or due to Mr. Zeif’s violation of his below-described undertakings) or by Mr. Zeif for good reason, Mr. Zeif will be entitled to an “adjustment” payment equal to six months’ base salary, in addition to a three-month (in the first year of employment) or six-month (at any time thereafter) notice period (other than in a case of termination for cause, when that notice is not required).

In connection with his execution of the employment offer letter, Mr. Zeif has agreed to certain customary undertakings in favor of the Company that cover confidentiality, non-competition, non-solicitation and assignment of inventions.

In order to induce Mr. Zeif to accept the Company’s employment offer and in connection with his relocation from the United States to the Company’s principal executive offices in Israel related to his hiring, Stratasys will pay him a signing/relocation bonus of $300,000, of which $100,000 will be repayable if his employment is terminated by the Company for cause or he resigns other than for good reason during his first 12 months of employment.

A copy of the Company’s press release announcing Mr. Zeif’s appointment is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The information in this Form 6-K, excluding Exhibit 99.1, is incorporated by reference in the Company’s registration statement on Form S-8, SEC file number 333-190963, filed by the Company with the SEC on September 3, 2013, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 19, 2019	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on December 17, 2019, announcing the hiring of Mr. Yoav Zeif as the Company’s new chief executive officer